TRANSGENE: CLINICAL PIPELINE UPDATE

Strasbourg, France, November 30, 2005 – Transgene S.A. (Eurolist Paris: FR0005175080)

Transgene (Eurolist Paris: FR0005175080) releases today an update on its clinical trial programs with the therapeutic cancer vaccines TG4010 (MVA-MUC1-IL2), TG1042 (Ad-IFNã) and TG4001 (MVA-HPV-IL2).

TG4010 (MVA-MUC1-IL2) in lung cancer

Transgene announces the opening of the first sites for its Phase IIb clinical study with the therapeutic cancer vaccine TG4010 in patients with advanced Non Small Cell Lung Cancer (NSCLC).

This trial is a randomized, open label and controlled study designed to assess the efficacy of TG4010 in combination with cisplatin and gemcitabine compared to the chemotherapy regimen alone. The trial will enrol 140 patients with stage IIIB or IV non small-cell lung cancer and no prior systemic treatment for advanced disease. Treatment efficacy will be assessed by evaluation of progression-free survival at 6 months, response rate, time to progression and overall survival.

Along with the clinical evaluation a translational research program based on immunology, proteomics and transcriptomics will bring new insights in the immunological response induced by the vaccine.

The clinical trial will be conducted in several centers located in France and other EU countries. End of recruitment is planned for the third quarter of 2006 and preliminary results for the first quarter of 2007.

“The initiation of a multicentric, randomized, controlled Phase IIb trial is a fundamental step forward on the development path of our TG4010 therapeutic vaccine,” said Philippe Archinard, Chief Executive Officer of Transgene. “We expect that this trial will confirm the promising results obtained so far.”

TG1042 (Ad-IFNã) in primary cutaneous lymphoma

TG1042 is currently in a 38-patient Phase I/II clinical trial in primary cutaneous lymphoma. Final results of this trial and next development steps will be presented at the 47th Annual Meeting of the American Society of Hematology scheduled for December 10-13, 2005, in Atlanta, Georgia, U.S.A. Interim results from 16 evaluable patients were released in February 2005 and showed a 56% global response rate with six complete and three partial responses.

TG4001 (MVA-HPV-IL2) in precancerous lesions of the cervix

This ongoing Phase II trial is being conducted in women diagnosed with pre-cancerous lesions of the cervix (cervical intraepithelial neoplasia – CIN 2/3) related to type-16 human papillomavirus (HPV16). Based on the favorable data obtained from the previous Phase II trial conducted in the same indication, this current trial will evaluate the efficacy of the high-dose vaccine (5.107 pfu) after a 6-month observation period.

The 21st and last patient has completed treatment. Considering the 6-month follow-up period, final data are now expected beginning of the second quarter of 2006.

About TG4010 and lung cancer:
TG4010 uses the Modified Vaccinia Ankara virus vector, a highly attenuated poxvirus that combines distinguishing advantages for an optimized systemic vaccination:

•	MVA is a highly attenuated strain which has been tested extensively in humans as a smallpox vaccine and is known to strongly stimulate the immune response to antigens;

•	MUC1 is a major tumor-associated antigen that provides a viable target for vaccination;

TG4010 expresses the entire MUC1 gene sequence and has the potential to generate an immune response to all antigenic epitopes of MUC1;

•	The sequence coding for the cytokine Interleukin 2 (IL2) is included to help stimulate specific T-cell response.

Previous clinical trials with TG4010 showed no serious adverse effect and demonstrated positive clinical and biological results:

Final results of a Phase II trial of TG4010 were presented at ASCO in May 2005 showing that the combination of TG4010 with chemotherapy (cisplatin and vinorelbine) compared favourably to the results usually obtained with chemotherapy alone in this population of patients. Moreover, the overall survival of the patients with a cellular immune response against MUC1 measured by ELISpot was significantly better (p=0.0035), suggesting that the immunization against MUC1 contributes favourably to these results.

Positive data obtained in the prostate cancer Phase II trial conducted with TG4010 were also presented at the annual ASCO meeting in May 2005.

Lung cancer causes more deaths each year in industrialized countries than are attributable to any other type of cancer. Lung cancer is diagnosed in approximately 650,000 people each year and is responsible for approximately 581,000 deaths annually in industrialized countries. In the United States, about one out of every 14 deaths from any cause is related to lung cancer. Although some progress has been made in current chemotherapy and radiotherapy treatment of stages IIIB and IV lung cancer, survival rates remain low and the patient’s quality of life is often significantly impaired by the treatment.

About TG1042:
TG1042 uses Transgene’s adenovirus vector carrying the interferon gamma gene.

About TG4001:
TG4001 uses the MVA virus to carry and express two HPV antigens found in HPV 16, the E6 and E7 proteins. The MVA vector is a highly attenuated poxvirus that combines the advantages of a strain extensively tested in humans as a smallpox vaccine with the ability to stimulate a strong immune response to antigens. The sequence coding for the cytokine interleukin 2 (IL-2) is included to help stimulate specific T cell responses.

About Transgene:
Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I studies. Transgene has bio-manufacturing production capacities for viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr

Forward-looking statement:

This press release contains forward-looking statements referring to the planned clinical testing of three of Transgene’s product candidates. However, clinical testing and product development depend on a variety of factors, including the timing and success of patient enrollment and the risk of unanticipated adverse patient reactions. Furthermore, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes than prior studies. There is no certainty that product candidates will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use. For a more detailed description of the risks and uncertainties involved in the clinical testing and development of Transgene’s product candidates, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

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